UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____May 27, 2005________________

Date

El

Nino

Ventures Inc.

Annual Report – 2005

TSX.H:   ELN

OTCBB:   ELNOF

El Nino Ventures Inc.

Uranium & Molybdenum Exploration

Bancroft
Uranium
Anderson Lake
Molybdenum
Kenora
Dryden
Geraldton
Marathon
Cochrane
Iroquois Falls
Timmins
Kirkland Lake
New Liskeard
Fort Frances
Thunder Bay
Wawa
Chapleau
USA / É-U d'A
L Superior
L Supérieur
Sault Ste Marie
Elliot Lake
Greater/Grand Sudbury
North Bay
Hawkesbury
Pembroke
Ottawa
Cornwall
Brockville
Bancroft
Kingston
Belleville
Peterborough
Oshawa
Espanola
Parry Sound
Owen Sound
Orillia
Barrie
Port Elgin
Toronto
L Michigan
L Huron
L Ontario
Goderich
Kitchener
Hamilton
St Catharines
Welland
London
St Thomas
Sarnia
Chatham-Kent
Windsor
L Erie
L Érié
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
USA / É-U d'A
Scale / Échelle
km 100 0 100 200 300 km
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

Molybdenum – Anderson Lake

- 1,265 acres, 40 km northeast of Thunder Bay, Ontario, optioned in January, 2005, whereby El Nino may earn 100% interest
- Early exploration, including 18 diamond drill holes (2,144 ft) found localized high grade molybdenite showings for over 2,000 feet
- 2,000 lb bulk sample in 1958 – 59 assayed an average of 2.85% Mo, and testing on the bulk sample produced a 94% molybdenite concentrate
- No significant exploration has been carried out on the property since this early work.
- El Nino's 2005 program includes trenching and sampling, geochemical and geophysical surveying, and a follow up diamond drill program, with a minimum exploration budget of $150,000 slated

Uranium – Bancroft

- 9,350 acres over 8 properties, located outside of Bancroft, Ontario, in the Grenville Province of the Canadian Shield
- Under the option agreements, El Nino may earn 100% interest on the properties
- There are significant known resources in the region, which historically hosted 4 producing uranium mines in the area, operating for periods between 1956 – 82. The last mine shut down due to declining market conditions in the 1980s
- Earlier exploration on the claim areas identified significant mineralization
- There has been no uranium exploration in the region since this earlier work
- El Nino's slated $1 million 2005 program will use today's advanced technology to further delineate the region's resources

Letter from the President

Dear Shareholders,

El Nino Ventures Inc. (“El Nino”) has initiated a number of changes over the past year, and it is my pleasure to provide you with this update.  After a great deal of research, management has, particularly over the past quarter, escalated El Nino’s acquisition efforts, following implementation of a two-part exploration strategy which includes, first, the acquisition of molybdenum and uranium projects, and second, the acquisition of advanced-stage mineral projects which have the potential of generating early positive cash flow.  This strategy, we believe, is one which will allow El Nino to establish itself as a serious, well-funded exploration and development company.

In January of this year we announced our first major acquisition, of a significant molybdenum property in Ontario, and followed this with the recent announcement of our acquisition of eight uranium properties in the former producing region of Bancroft, Ontario.  In consideration of exploration options, we opted to focus on molybdenum and uranium in order to take advantage of projections for long term favourable commodity prices.  Management continues to maintain a major focus on new acquisitions which meet our criteria.

Molybdenum Exploration

As demand for molybdenum, a metal used extensively in stainless steel alloys, amongst numerous other applications, has increased dramatically over the past year, so has its price, recently reaching US$ 35.00 / lb.  We therefore were pleased to have our option on the Anderson Lake Molybdenum Property represent El Nino’s first significant activity of 2005.  This property, over 1,200 acres, has been subject to trenching and bulk sampling in 1958-59, and the 2,000 lb bulk sample identified a concentrate of 94% molybdenite.  This was followed by 18 diamond drill holes, several of which intersected molybdenite, one hole as high as 16.63%.  No exploration has been carried out here since this early work, and, given the current favourable market conditions, El Nino believes that now is an optimal time to initiate a new program.  Phase One exploration programs will begin in the summer of this year.

Uranium Exploration

The market for uranium is experiencing a growth explosion, as demand for energy alternatives is increasing, and public acceptance of nuclear energy is at its highest level in decades.  Key analysts, newsletter writers, and market watchers also indicate that this demand will be long term.  Our recent acquisitions in Ontario have positioned El Nino as the first explorer in three decades to establish a new presence in the Bancroft region.  Bancroft has known uranium resources which sustained four mines over several periods from 1956 to 1982.  In that year, the last and largest operating mine, the Faraday/Madawaska, shut down due to the declining uranium market.

We believe that current and projected prices, combined with phenomenal advances in exploration technology which allow for surveys to penetrate to depths of 1000 m (an enormous increase from the 50 m depths when the Bancroft area was last explored), provide the ideal opportunity to resume exploration in this long-neglected region.

Management is currently finalizing its Summer/Fall 2005 exploration plans for our Bancroft projects.  Exploration efforts are slated to begin by May 15, 2005.

Our Team

Over the next few months we plan to add several key technical and financial people to our team to help achieve our objectives.  I personally plan to move to Chairman of the company after we acquire a suitable candidate for the position of President of El Nino Ventures.

We look forward to El Nino’s exploration season and we will keep you posted as to our progress.  On behalf of the Board of Directors, I thank you for your ongoing support.

Harry Barr

“Harry Barr”

President & CEO

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the year ended January 31, 2005 and should be read in conjunction with the financial statements for the year ended January 31, 2005 and related notes contained in the report.  The date of this management’s discussion and analysis is April 16, 2005.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the  audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31,(audited)
	2005	2004	2003
Total Revenues	$Nil	$Nil	$Nil
General and administrative expenses	$89,400	$124,491	$81,714
Mineral property costs	63,481	2,539	4,831
Net income (loss) before income taxes * In total * Basic and diluted loss per share	(152,881) (0.03)	(127,030) (0.04)	(86,545) (0.03)
Totals Assets	120,569	33,000	29,679
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2005	2004	2004	2004	2004	2003	2003	2003
Total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss – before tax	96,886	12,755	25,329	17,911	56,973	29,964	19,958	20,135
Net loss per share	0.01	0.00	0.01	0.01	0.02	0.01	0.01	0.01
Total assets	120,569	7,778	4,542	20,754	33,000	44,962	2,003	13,044

Results of operations

The year period ended January 31, 2005 resulted in a net loss of $152,881, which compares with a loss of $127,030 for the same period in 2004.  General and administrative expenses for the quarter ended January 31, 2005 were $89,400 a decrease of $35,091 over the same period in 2004.  During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, effective to all awards granted on or after January 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. No stock options were granted during the year; however, in the prior year $38,516 was reported. This amount was included in Consulting fees of $53,939 for the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.

During the year ended January 31, 2005, the Company entered into an agreement to acquire one mineral property in Ontario, Canada.  A cash option payment of $10,00 has been paid.  Subsequent to year-end, the Company entered into agreements to acquire several addition mineral properties in Ontario and incurred $48,938 in staking costs. Subsequent to year-end, the Company terminated the Sassy gold Property in Alaska with no further obligation under the agreement.

No shareholder relations and promotional activities were undertaken by the company.

Liquidity and capital resources

At January 31, 2005, the Company’s working capital, defined as current assets less current liabilities, was $71,230 compared with working capital of $12,947 at January 31, 2004. During the year, 1,085,000 shares were issued for gross proceeds of $211,050.  Subsequent to year-end, the Company issued 250,000 shares at a price of $0.40 per share for gross proceeds of $100,000.

The Company has total issued and outstanding of 5,656,546 shares at January 31, 2005.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following aggregate minimum lease payments to the expiration of the lease on June 30, 2005. Mineral option payments have not been included as the Company has the option to terminate these agreements with appropriate notice. Further information on mineral option payments are disclosed in Note 5 to the financial statements dated January 31, 2005.

	2005	2006	2007	2008	2009	Thereafter
Office lease	$4,000	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the year ended January 31, 2005.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting in 2004.

Flow-Through Shares

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at January 31, 2005, there were 5,656,546 outstanding common shares compared to 4,571,546 outstanding shares at January 31, 2004.  The increase reflects the issuance of 1,085,000 shares for cash.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 6c to the financial statements dated January 31, 2005.

Related party transactions

Mr. Barr currently receives a management fee of $2,000 per month.  A total of $24,000 was paid to a company controlled by Harry Barr, a Director and CEO of the Company, for management services during the year ended January 31, 2005.  Pursuant to an office lease agreement dated July 11, 2000, a total of $15,868 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the year ended January 31, 2005.  A total of $2,662 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the year ended January 31, 2005.   A total of $2,200 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the year ended January 31, 2005.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino has optioned three mineral properties in Ontario prospective for Uranium and Molybdenum. A mineral exploration program for $50,000 is anticipated to be completed which would allow the company to achieve Tier 2 requirements of the TSX Venture Exchange.  This would enable the Company to raise additional equity funds in order to proceed with future plans.  El Nino has cash of $113,448 and working capital of $71,230 as at January 31, 2005. Subsequent to year-end, the company issued an additional 250,000 shares for gross proceeds of $100,000.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

EL NINO VENTURES INC.

NOTICE OF ANNUAL  GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of El Nino Ventures Inc. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, June 22, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended January 31, 2005, and the auditors’ report thereon.

2.

To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

To appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

4.

To elect Directors for the ensuing year.

5.

To approve, by disinterested shareholders, amendments to the Company’s Stock Option Plan.

6.

To approve, by disinterested shareholders, the amendment(s) to any stock options granted to insiders.

7.

To approve the potential issuance of nominal value performance shares.

8.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Pacific North West Capital Corp. and Freegold Ventures Limited.

9.

To adopt the following special resolutions, that:

(a)

the maximum number of common shares of the Company that the Company is authorized to issue be increased to an unlimited number of common shares without par value;

(b)

the Notice of Articles of the Company be altered accordingly;

(c)

subject to (d) below, the Company is hereby authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

(d)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

10.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 24th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

President & CEO

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at May 3, 2005 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of EL NINO VENTURES INC. (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, June 22, 2005, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form  is to be delivered.

RECORD DATE

The Company has set the close of business on May 3, 2005, as the record date (the “Record Date”) for the Meeting.  Only the Registered Holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their Intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of this Information Circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

#

#

Name	Office	Number of Shares
Harry Barr	President, CEO & Director	1,698,799(1)
Michael Philpot	Director	75,000
Bernard Barlin	Director	Nil
Spiros Cacos(2)	Director	20,000
Gordon Steblin	Chief Financial Officer	71,000
Taryn Downing	Secretary	65,000

(1)

Of the 1,698,799 shares owned by Harry Barr, 434,261 shares are owned directly; 711,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 267,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 70,000 shares are owned by 607767 BC Ltd.; and 215,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

(2)

Mr. Cacos was appointed a Director May 2, 2005.

Other than as specifically discussed in this Information Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, with the exception that certain directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the “shares”) of which 5,961,546 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	3,216,587(2)	53.96%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	1,698,799(3)	28.5%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(3)

Of the 1,698,799 shares owned by Harry Barr, 434,261 shares are owned directly; 711,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 267,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 70,000 shares are owned by 607767 BC Ltd.; and 215,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of January 31, 2005.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Harry Barr(2) James Watt(4) Gordon Steblin(5)	2005 2004 2003 2003 2005 2004 2003	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	24,000 24,000 30,000 5,000 2,200 2,950 1,150	Nil 159,000(3) Nil Nil Nil 40,000 Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Harry Barr appointed President and CEO on June 17, 2003.

(3)

Of the 159,000 incentive stock options beneficially owned by Mr. Harry Barr, 79,500 stock options are held directly; and 79,500 stock options are held by Canadian Gravity Recovery Inc. a corporation wholly owned by Mr. Barr.

(4)

James Watt resigned as President and CEO on June 17, 2003.

(5)

Gordon Steblin was appointed CFO October 1, 2002.

Options/SARs Granted to NEOs During the Most Recently Completed Financial Year

During the year-ended January 31, 2005 there were no incentive stock options granted to the NEOs.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The table below sets out, on an aggregate basis, the number of shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended January 31, 2005 and the number and value of unexercised options as at January 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable
Canadian Gravity Recovery Inc.(3)	Nil	Nil	79,500/0	$23,055/0
Harry Barr, CEO	Nil	Nil	79,500/0	$23,055/0
Gordon Steblin, CFO	Nil	Nil	40,000/0	$11,600/0

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Corporation on the TSX Venture Exchange on January 31, 2005 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A corporation wholly-owned by Harry Barr, CEO.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the year ended January 31, 2005 there were no options to NEOs that were cancelled or expired. Subsequent to year-end, there were 100,000 stock options to NEOs that expired.

Option and SAR Repricings

During the financial year ended January 31, 2005 no options to NEOs were repriced.

LTIPs – Awards in Most Recently Completed Financial Year

The Company currently has no LTIP, which would provide compensation intended to motivate performance over a period greater than one financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the NEOs.  Refer to “Compensation to Directors” below for information on other compensation paid to the NEOs during the financial year ended January 31, 2005.

There is no compensatory plan or arrangement with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the NEOs responsibilities following a change in control.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

During the year ended January 31, 2005, Harry Barr received $24,000 for management services and Gordon Steblin received $2,200 for accounting services.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company’s Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Schedule “A” to this Information Circular.

The Company’s Audit Committee is comprised of three Directors: Michael Philpot, Bernard Barlin and Spiros Cacos.   As defined in MI 52-110, all are “independent”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirement of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company’s Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2004	$6300	Nil	$700	Nil
January 31, 2003	$4200	Nil	$200	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending January 31, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000 and expiring on June 30, 2005, with an annual basic rent of $10,296.  In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended January 31, 2005.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3.

Appointment of Auditors

Shareholders will be asked to vote for the appointment of Staley, Okada & Partners, Chartered Accountants, as the auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the Directors to fix the auditors’ remuneration.

Staley, Okada & Partners was appointed as the auditors of the Company effective March 31, 2005, following the voluntary resignation of Smythe Ratcliffe, Chartered Accountants.  The Company’s determination to change auditors was not a result of any “Reportable Event” as such term is defined in National Instrument 51-102 (“NI 51-102”).

Enclosed with this Information Circular is a copy of the Reporting Package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities.  The Reporting Package is attached hereto as Schedule “B” and forms a part of this Information Circular.  The Reporting Package consists of: (i) Notice of Change of Auditor; (ii) Letter from Smythe Ratcliffe; and (iii) Letter from Staley, Okada & Partners.

4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Meeting, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 3, 2005.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years(1)	Director of the Company Since	Shares Beneficially Owned or Controlled(2)
Harry Barr Vancouver, BC Canada President, CEO & Director	President, CEO and Director of the Company (2003-present); President, CEO, & Director of CanAlaska Ventures Ltd. (1985–present); President, CEO, & Director of Pacific North West Capital Corp. (1996–present); and Chairman and Director of Freegold Ventures Limited. (1999–present).	1999	1,698,799(4)
Bernard Barlin(3) Hampshire, UK Director	Director of CanAlaska Ventures Ltd. (1989– present); Director of Freegold Ventures Limited (1989-present); and Director of Pacific North West Capital Corp. (2000–present).	2004	Nil
Michael Philpot(3) Surrey, BC Canada Director	Director of First Quantum Minerals Ltd. (1997-2001); and Officer of First Quantum Minerals Ltd. (2001-present).	2004	75,000
Spiros Cacos(3) Vancouver, BC Canada Director	Consultant of Pacific North West Capital Corp.; CanAlaska Ventures Ltd.; and Freegold Ventures Limited (2001-present).	2005	20,000

(1)

The information as to principal occupation has been furnished by the respective individual.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(3)

Denotes member of the audit committee.

(4)

Of the 1,698,799 shares owned by Harry Barr, 434,261 shares are owned directly; 711,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 267,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 70,000 shares are owned by 607767 BC Ltd.; and 215,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

5.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 914,309 to 1,192,309 shares, representing 20% of the issued and outstanding shares of the Company.  Insiders beneficially own 1,929,799 shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 914,309 shares.  As of the Record Date 344,000 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

10,000

Shares reserved for issuance pursuant to unexercised

incentive stock options

344,000

Unallocated shares available for future grants of

incentive stock options

560,309

Total:

914,309

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 1,192,309 shares.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 1,192,309 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended.”

6.

Amendment to Previously Granted Incentive Stock Options

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, any amendments to incentive stock options granted to Insiders of the Company, including but not limited to, any changes in the exercise price or expiry date of such incentive stock options.  Any such amendments will also require the prior approval of the TSX Venture Exchange before they may be implemented.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

during the ensuing year, any amendment or amendments to an incentive stock option or options granted to any Insider of the Company be and the same is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement any such amendment or amendments to any incentive stock option or options granted to any Insider of the Company, as may be determined by the Directors in their sole and absolute discretion, and as is acceptable to the TSX Venture Exchange.”

7.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 298,077 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 5,961,546 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

8.

Potential Investments by the Company in Affiliated Companies

CanAlaska Ventures Ltd., Pacific North West Capital Corp. and/or Freegold Ventures Limited are reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior Officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Pacific North West Capital Corp. or Freegold Ventures Limited), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

9.

Increase in Authorized Capital

The new Business Corporations Act permits a company to have an unlimited number of shares as its authorized share capital.  Accordingly, at the Meeting, Management will ask the Shareholders to approve, by special resolution, that:

1.

the maximum number of common shares of the Company that the Company is authorized to issue be increased to an unlimited number of common shares without par value;

2.

the Notice of Articles of the Company be altered accordingly;

3.

subject to paragraph 4 below, the Company is authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

4.

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 24th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO

Schedule “A” to the Information Circular

of El Nino Ventures Inc.

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of El Nino Ventures Inc. (“ELN”) is to provide an open avenue of communication between ELN’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of ELN’s financial reporting and disclosure practices; process for identifying the principal financial risks of ELN and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of ELN’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, ELN’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that ELN’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of ELN’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of ELN, or ELN’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to ELN’s books and records and has the authority to retain, at ELN’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

3.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion.  The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, ELN, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board.  Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the Annual Information Form

a)

The Committee shall review ELN’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review ELN’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

b)

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

c)

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

d)

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

e)

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review ELN’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

a)

The Committee shall review the performance of the Auditors.

b)

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

c)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and ELN.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

d)

ELN considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

e)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the  Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing ELN’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing ELN’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)

Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

Composition of the Audit Committee

The following are members of the Audit Committee:

Michael Philpot, Bernard Barlin and Spiros Cacos.

Schedule “B”

Staley, Okada & Partners

CHARTERED ACCOUNTANTS

Suite 400 – 889 West Pender Street

Vancouver, BC Canada  V6C 3B2

Tel 604 694-6070

Fax 604 585-8377

info@staleyokada.com

www.staleyokada.com

March 31, 2005

British Columbia Securities Commission

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

- and -

Alberta Securities Commission

4th Floor,

300 – 5th Avenue S.W.

Calgary, Alberta  T2P 3C4

Dear Sirs:

Re: El Nino Ventures Inc. (the "Company")

As required by National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditor for the Company and we do not disagree with the information contained in said Notice.

Our understanding is that the Notice will read as follows:

"El Nino Ventures Inc. (the 'Company'), advised that Smythe Ratcliffe, Chartered Accountants (the "Former Auditors") have resigned as auditors of the Company, effective March 31, 2005.

Accordingly, the Directors have appointed Staley, Okada & Partners Chartered Accountants, of Vancouver, B.C. as Auditors for the Company.

There were no reservations in the Former Auditors' reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditors' resignation.

There are no reportable events between the Company and the Former Auditors.

The resignation of the Former Auditors as auditors of the Company has been approved by the Company's Audit Committee and its board of directors.

This Notice of Change of Auditor, together with the letter from the Former Auditors and the letter from the new auditors, have been reviewed by the Company's audit committee and its board of directors."

Yours very truly,

STALEY, OKADA & PARTNERS

CHARTERED ACCOUNTANTS

By:   “Dean Larocque”

Partner

EL NINO VENTURES INC.

Suite 1710 – 1040 West Georgia Street, Box 83

Vancouver, BC V6E 4H1

NOTICE OF CHANGE OF AUDITOR

El Nino Ventures Inc. (the "Company") advises that Smythe Ratcliffe Chartered Accountants (the "Former Auditors") have resigned as auditors of the Company, effective March 31st, 2005.

Accordingly, the Directors have appointed Staley, Okada & Partners Chartered Accountants, of Vancouver, B.C. as Auditors for the Company.

There were no reservations in the Former Auditors' reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the Former Auditors' resignation.

There are no reportable events between the Company and the Former Auditors.

The resignation of the Former Auditors as auditors of the Company has been approved by the Company's audit committee and its board of directors.

This Notice of Change of Auditor, together with the letter from the Former Auditors and the letter from the new auditors, have been reviewed by the Company's audit committee and its board of directors.

EL NINO VENTURES INC.

PER:

“Gord Steblin”

Gord Steblin

Chief Financial Officer

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe

CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

April 19, 2005

British Columbia Securities Commission

701 West Georgia Street

Vancouver, BC  V7Y 1L2

– and –

Alberta Securities Commission

4th floor, 300-5th Avenue S.W.

Calgary, Alberta  T2P 3C4

Dear Sirs:

Change of Auditor of El Nino Ventures Inc. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated March 31, 2005 given by the Company to ourselves and Staley, Okada & Partners, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours very truly,

“Smythe Ratcliffe”

Smythe Ratcliffe

Chartered Accountants

ASH/cr/185960

A Member of PKF International

EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

JANUARY 31, 2005

(Canadian Dollars)

Staley, Okada & Partners

CHARTERED ACCOUNTANTS

Suite 400 – 889 West Pender Street

Vancouver, BC Canada  V6C 3B2

Tel 604 694-6070

Fax 604 585-8377

info@staleyokada.com

www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of El Nino Ventures Inc.:

We have audited the accompanying balance sheet of El Nino Ventures Inc. (An Exploration Stage Company) (the “Company”) as at January 31, 2005 and the related statements of operations, stockholders’ equity, and cash flows for the year ended January 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2005, and the results of its operations and its cash flows for the year ended January 31, 2005, in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2004 and for the years ended January 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 25, 2004.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 6, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable.  As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations.  Our report to the shareholders dated April 6, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 6, 2005	CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of Independent professional firms A member of the Institute of Chartered Accountants of British Columbia A partnership of Incorporated professionals; L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S Traher, Inc., D. Larocque, Ltd.

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets
As at January 31
Canadian Funds

ASSETS	2005	2004
Current
Cash	$113,448	$31,818
GST receivable	6,855	802
	120,303	32,620
Equipment, net (Note 4)	266	380
	$120,569	$33,000

LIABILITIES
Current
Accounts payable (Note 7d)	$49,073	$19,673

Continued Operations (Note 1)

Commitments (Note 10)

STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 6)
100,000,000 authorized shares without par value
5,656,546 (2004 – 4,571,546) shares issued and outstanding	3,227,159	3,016,109
Deficit Accumulated During the Exploration Stage – Statement 3	(3,155,663)	(3,002,782)
	71,496	13,327
	$120,569	$33,000

ON BEHALF OF THE BOARD:

             “Harry Barr”                                , Director

             “Bernard Barlin”                         , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations
For the Years Ended January 31
Canadian Funds

	2005	2004	2003
Expenses
Amortization	$114	$163	$233
Consulting	7,787	53,939	13,525
Exploration expenditures (Schedule)	63,481	2,539	4,831
Interest and bank charges, net	264	164	(445)
Management fees	24,000	24,000	20,000
Office and miscellaneous	16,168	16,989	19,672
Professional fees	11,158	10,697	8,954
Stock exchange and transfer agent fees	22,153	17,042	12,888
Telephone	118	540	948
Travel, promotion, investor relations and trade shows	7,638	957	5,939
Net Loss for the Year	$(152,881)	$(127,030)	$(86,545)

Loss Per Share	$(0.03)	$(0.04)	$(0.03)

Weighted Average Number of Shares Outstanding	4,665,436	3,535,930	3,071,546

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)

Canadian Funds

	Common Shares Shares Amount		Share Subscriptions Received	Deficit	Total
Balance – January 31, 2002	3,071,546	$2,827,593	$-	$(2,789,207)	$38,386
Shares issued for cash, private placement	-	-	25,000	-	25,000
Net Loss – Statement 2	-	-	-	(86,545)	(86,545)
Balance – January 31, 2003	3,071,546	2,827,593	25,000	(2,875,752)	(23,159)

Shares issued for cash, private placement, net of issue costs	1,500,000	150,000	(5,000)	-	145,000
Shares issued for share subscriptions	-	-	(20,000)	-	(20,000)
Stock compensation expense	-	38,516	-	-	38,516
Net Loss – Statement 2	-	-	-	(127,030)	(127,030)
Balance – January 31, 2004	4,571,546	3,016,109	-	(3,002,782)	13,327

Shares issued for cash, private placement, net of issue costs	1,000,000	200,000	-	-	200,000
Shares issued for exercise of warrants	85,000	11,050	-	-	11,050
Net Loss – Statement 2	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,227,159	$-	$(3,155,663)	$71,496

- See Accompanying Notes -

#

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows
For the Years Ended January 31
Canadian Funds

Cash Provided by (Used in)	2005	2004	2003
Operating Activities
Net loss	$(152,881)	$(127,030)	$(86,545)
Items not involving cash:
Stock compensation expense	-	38,516	-
Amortization	114	163	233
	(152,767)	(88,351)	(86,312)
Changes in non-cash working capital:
Accounts receivable	(6,053)	(151)	2,082
Accounts payable	29,400	(33,165)	19,741
	23,347	(33,316)	21,823
	(129,420)	(121,667)	(64,489)

Financing Activities
Issuance of shares for cash	211,050	145,000	-
Subscriptions received	-	(20,000)	25,000
	211,050	125,000	25,000

Net Increase (Decrease) in Cash	81,630	3,333	(39,489)
Cash – Beginning of year	31,818	28,485	67,974
Cash – End of Year	$113,448	$31,818	$28,485

Non-Cash Financing Activities
Stock compensation expense	$-	$38,516	$-

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
For the Years Ended January 31
Canadian Funds

	2005	2004
Sassy Gold Project, Pogo Area, Alaska, U.S.A.
Engineering and consulting fees	$2,078	$430
Option payments – cash	1,397	1,536
Mineral property fees	750	226
Geological and field expenses	318	347
	4,543	2,539

Anderson Lake Property, Ontario, Canada
Option payments – cash	10,000	-

Halo Property, Bancroft, Ontario, Canada
Staking costs	23,412	-

Silver Crater Project, Bancroft, Ontario, Canada
Staking costs	13,751	-

Other Properties
Staking costs	11,775	-

Costs for the Year	$63,481	$2,539

 See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2005
Canadian Funds

1.

INCORPORATION AND CONTINUED OPERATIONS

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance ongoing development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations (Note 11).

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  This raises substantial doubt about the Company's ability to continue as a going concern.  The Company’s continuance is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. Management intends to raise additional capital through share issuances to finance operations. The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)

Exploration Expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves; further exploration expenditures will then be capitalized.

c)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

e)

Revenue Recognition

Revenue from the sale of minerals is recognized when title and the risks and rewards of ownership pass to the buyer.

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

f)

Stock-Based Compensation

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

g)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

h)

Asset Retirement Obligations – Change in Accounting Policy

Effective February 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

i)

Flow-Through Shares – Change in Accounting Policy

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

j)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the options or warrants were exercised.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

EQUIPMENT

2005	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,597	$266

2004	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,483	$380

5.

EXPLORATION EXPENDITURES

a)

Sassy Gold Property, Alaska

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining Claims on the Sassy Gold property in Interior Alaska’s Tintina Gold Belt through an option agreement with Anglo Alaska Gold Corp. Subsequent to the year-end, the Company terminated the option agreement.

The Company has no further obligations under the agreement.

b)

Anderson Lake Property, Ontario

By agreement dated December 19, 2004, the Company may earn a 100% interest in certain properties known as the Anderson Lake Property, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 10,000	-	$ -
Upon regulatory approval	(issued subsequent to year-end)	-	25,000	-
On or before December 19, 2005		20,000	25,000	15,000
On or before December 19, 2006		20,000	25,000	30,000
On or before December 19, 2007		25,000	25,000	45,000
On or before December 19, 2008		50,000	25,000	60,000
		$125,000	125,000	$150,000

On or before December 19, 2009, and each subsequent anniversary, the Company is required to make payments of $20,000.  Each of these payments is to be treated as pre-production advance royalty payments, deductible from all future net smelter royalty (“NSR”) payments payable to the optionors.

Prior to earning its 100% interest the Company may joint venture the property upon payment of 50,000 shares or $20,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 2% of the total NSR for $1,000,000.

c)

Halo Project, Bancroft, Ontario

Subsequent to year-end, by agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

	Payments	Shares	Exploration Expenditures
Upon execution of agreement	$ 2,500	-	$ -
Upon regulatory approval	-	20,000	-
On or before December 31, 2005	-	-	15,000
On or before March 9, 2006	5,000	20,000	-
On or before December 31, 2006	-	-	20,000
On or before March 9, 2007	5,000	20,000	-
On or before December 31, 2007	-	-	30,000
On or before December 31, 2008	-	-	40,000
	$12,500	60,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

This agreement is subject to regulatory approval.

d)

Silver Crater Project, Bancroft, Ontario

Subsequent to year-end, by agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

	Payments	Shares	Exploration Expenditures
Upon execution of agreement	$ 2,500	-	$ -
Upon regulatory approval	-	20,000	-
On or before December 31, 2005	-	-	15,000
On or before March 9, 2006	5,000	10,000	-
On or before December 31, 2006	-	-	20,000
On or before March 9, 2007	5,000	10,000	-
On or before December 31, 2007	-	-	30,000
On or before December 31, 2008	-	-	40,000
	$12,500	40,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

This agreement is subject to regulatory approval.

6.

SHARE CAPITAL

a)

Authorized:

100,000,000 Common voting shares without par value (no additional paid-in capital).

b)

At January 31 the following stock options were outstanding:

	Exercise Price	2005 Shares	2004 Shares
March 17, 2005 *	$0.55	250,000	250,000
September 10, 2008	$0.15	354,000	354,000
		604,000	604,000

*

Expired subsequent to year-end without exercise.

c)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number of Shares	Exercise Price	*
Balance outstanding – January 31, 2003 and 2002	250,000	$0.55
Granted – Year ended January 31, 2004	354,000	$0.15
Balance outstanding – January 31, 2004 and 2005	604,000	$0.32

*

Weighted average exercise price

d)

Effective February 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 2f).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended January 31, 2004, the Company granted options to purchase up to 354,000 shares.  This resulted in stock compensation expense of $38,516, which has been recorded in consulting fees.  The offsetting entry is to share capital.

The fair value of stock options used to calculated stock compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

January 31, 2004
Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	106%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

At January 31, 2005, the following warrants were granted and outstanding:

Expiry Date	Number of Shares	Exercise Price
October 10, 2005	1,415,000	$0.13
January 5, 2006	500,000	$0.30
Balance outstanding – January 31, 2005	1,915,000

f)

During the previous year, the Company closed a 1,500,000 unit private placement at a price of $0.10 per unit, for gross proceeds of $150,000.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share of the Company until October 10, 2005 at a price of $0.13 per warrant share.

g)

During the year, the Company closed a 1,000,000 unit private placement at a price of $0.20 per unit, for gross proceeds of $200,000.  Each unit consists of one common share in the capital of the Company and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until January 5, 2006 at a price of $0.30 per warrant share.

7.

RELATED PARTY TRANSACTIONS

a)

During the year, the Company paid $24,000 (2004 - $24,000; 2003 - $30,000) for management fees by a company controlled by an officer and director.

b)

During the year, the Company paid $2,662 (2004 - $3,805; 2003 - $3,656) for consulting fees to a company controlled by an officer.

c)

During the year, the Company paid $2,200 (2004 - $2,950; 2003 - $1,150) for professional fees to a company controlled by an officer.

d)

Accounts payable includes $2,500 (2004 - $2,500) due to a former director.

e)

During the year, the Company paid rent of $15,868 (2004 - $15,868; 2003 - $15,868) to a company controlled by an officer and director.

f)

During the year, the Company issued 380,000 shares (2004 - 985,000) for total proceeds of $75,750 (2004 - $98,500) to directors, officers and companies controlled by a director of the Company.

8.

INCOME TAX LOSSES

The Company has incurred certain resource related expenditures of approximately $743,000, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has incurred non-capital losses for income tax purposes of approximately $576,000.  They may be carried forward and used to reduce taxable income of future years.  These losses will expire as follows:

2006	$94,000
2007	95,000
2008	86,000
2009	67,000
2010	81,000
2011	86,000
2015	67,000
$576,000

9.

SEGMENTED INFORMATION

Details on a geographic basis as at January 31, 2005 are as follows:

	USA	Canada	Total
Assets	$-	$120,569	$120,569
Exploration expenditures	$4,543	$58,938	$63,481
Loss for the year	$(4,543)	$(148,338)	$(152,881)

Details on a geographic basis as at January 31, 2004 are as follows:

	USA	Canada	Total
Assets	$-	$33,000	$33,000
Exploration expenditures	$2,539	$-	$2,539
Loss for the year	$(2,539)	$(124,491)	$(127,030)

Details on a geographic basis as at January 31, 2003 are as follows:

	USA	Canada	Total
Assets	$-	$29,679	$29,679
Exploration expenditures	$4,831	$-	$4,831
Loss for the year	$(4,831)	$(81,714)	$(86,545)

10.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a five year lease for premises with a company controlled by an officer and director.  Minimum basic rent commitments are approximately as follows:

2006	$4,000

In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

11.

SUBSEQUENT EVENTS

a)

Subsequent to year-end, the Company closed a 250,000 unit private placement at a price of $0.40 per unit consisting of one common share in the capital of the Company and one half non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until March 16, 2006 at a price of $0.50 per warrant share. Companies controlled by an officer and director subscribed for all the units in this private placement.

b)

Subsequent to year-end, 10,000 options and 20,000 warrants were exercised for total proceeds of $4,100.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

a)

Financial data

Financial data have been reported using Canadian GAAP, which do not differ materially from amounts determined under U.S. GAAP.

b)

Recent accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, is effective for periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

On April 30, 2003, FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its financial position, results of operations or cash flows.  In May 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances).  These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.  SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.  The Company believes the adoption of Statement 150 will not have any effect on its financial position, results of operations or cash flows.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

El NINO VENTURES INC.

JANUARY 31, 2005

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended January 31, 2005.

Warrants	10,000	$0.13	December 7, 2004
Private Placement	1,000,000	$0.20	January 5, 2005

B.

Options Granted During Quarter Ended January 31, 2005.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At January 31, 2005.

Authorized share capital 100,000,000 common shares without par value.  A total of 5,656,546 shares have been issued for a total of $3,227,159.

B.

Outstanding Options As At January 31, 2005.

March 17, 2005	250,000	$0.55
Sept. 10, 2008	354,000	$0.15
Total outstanding	604,000

Outstanding Warrants As At January 31, 2005.

Oct. 10, 2005	1,415,000	$0.13
Jan 5, 2006	500,000	$0.30
Total outstanding

C.

Shares In Escrow Or Subject To Pooling As At January 31, 2005.

 NIL

D.

List Of Directors and Officers As At January 31, 2005.

Harry Barr – Director and President

Michael Philpot – Director

Bernard Barlin – Director

Taryn Downing – Corporate Secretary

Gordon Steblin – Chief Financial Officer

Molybdenum Roasted Concentrates (Oxide)
12 month – 5-Apr-04 to 4-Apr-05
Current Price:
$35.00
CLOSE
50.00
40.00
30.00
20.00
10.00
May Jun Jul Aug Sep Oct Nov Dec Jan Feb Apr May
2005

Molybdenum 12-Month Price Trend

US$/lb U_3O_8
$24 $23 $22 $21 $20 $19 $18 $17 $16 $15 $14 $13 $12 $11 $10 $9
1/03 4/03 7/03 10/03 1/04 4/04 7/04 10/04 1/05 4/05
© UxC

Uranium 2-Year Price Trend

CORPORATE INFORMATION El Nino Ventures Inc. Executive Office 2303 West 41st Avenue Vancouver, British Columbia V6M 2A3 Canada	Registrar & Transfer Agent Computershare Investor Services Inc. Shares Listed TSX Venture Exchange Ticker Symbol: ELN.H
Telephone: 604.685.1870 Facsimile: 604.685.8045 Toll Free: 1.800.667.1870 Website: www.elninoventures.com Email: ir@elninoventures.com	OTCBB Ticker Symbol: ELNOF Issued & Outstanding: 5,961,546 Fully Diluted: 8,325,546 (as at May 3, 2005)

Directors & Officers

Harry Barr

President, Chief Executive Officer

and Director

Gordon Steblin

Chief Financial Officer

Bernard Barlin

Director

Michael Philpot, BSc., MBA

Director

Spiros Cacos

Director

Taryn Downing

Corporate Secretary

Jag Sandhu

Manager, Corporate Finance & Development

Auditors Staley, Okada & Partners Chartered Accountants Legal Counsel Devlin Jensen, Barristers & Solicitors

Except for statements of historical fact, certain information contained in this annual report constitutes “forward looking statements” which include without limitation, statements concerning the Company’s business and development plans, anticipated activities related to the Company’s projects and developments, and statements related to the adequacy of cash resources and financing plans.  Forward looking statements are frequently characterized by words such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, and other similar words or statements that certain events or conditions “may”, or will occur.  Forward looking statements are based on opinions and estimates of Management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward looking statements.  The Company undertakes no obligation to update forward  looking statements if circumstances or Managements estimates or opinions should change.  The reader is cautioned not to place an undue reliance on forward looking statements.

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